RAY TESI

Education:
Manhattan College, Bronx, NY
Graduated with Liberal Arts Degree   Sept 1968 – June 1972

Work Experience:
Neutral Zone Studios, Kingsland, GA   Jan 2018 – Present
Owner / President
THE NEUTRAL ZONE is a 9,600 square foot housing a full-scale suite of Constitution class starship sets including the bridge, transporter room, engineering, sickbay, and much more!

Worldata InfoCenter, Inc., Boca Raton, FL   Oct 1988 – Present
Senior Vice President, Data Services
Worldata helps to unlock the true value of your datasets and the marketing platforms you utilize. Our Data Services team is focused on data improvement, marketing application integration and custom database solutions. Responsibilities include:
- Data Maintenance, Improvement and Centralization
- Email Validation and Spam Trap Identification
- Data Hygiene
- Data Profiling

Accurate Boffer Mail/Marketing, Inc., Long Island City, FL   July 1980 – Oct 1988
Director of Data Services
Accurate Boffer was a full-service mail marketing company with services such as: printing, inserting, data processing, caging, postal processing, direct mail, and more.

Fulfillment Consultants Corp., Bronx, NY   August 1972 – July 1980
Director, Data Services
FCC was a full-service data processing company with services such as: computerized printing, computer letters, merge/purge, postal processing and presort, sorting, data duplication, and more.

Core Competencies:
Proficient in Email Marketing, Social Media, Art and Design, Photoshop, Microsoft Office, Microsoft Outlook, Word, Excel, PowerPoint, G-Suite

Online Presence:
Website: https://www.neutralzonestudios.com
Instagram: https://www.instagram.com/neutralzonestudios
Facebook: https://www.facebook.com/neutralzonestudios
Facebook: https://www.facebook.com/talesfromtnz
Twitter: https://twitter.com/tnz_studios